SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 2

New Senior Investment Group Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

090572207
(CUSIP Number)

John A. Levin
595 Madison Avenue, 17th Floor
New York, NY 10022
(212) 259-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

/*/           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

Levin Capital Trilogy Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		714,952
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

714,952
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,952
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

Levcap Alternative Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,433
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

64,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

Levin Capital Strategies, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,839
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

3,666,735
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,666,735
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14.	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

LCS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		714,952
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

714,952
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,952
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

LCS Event Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,433
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

64,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A
CUSIP NO. 090572207

1.		NAMES OF REPORTING PERSONS

John A. Levin
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.		SEC USE ONLY

4.		SOURCE OF FUNDS

PF, OO, AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[ ][ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER

NUMBER OF		235,324
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,094,638
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		235,324
	10.	SHARED DISPOSITIVE POWER

4,482,534
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,717,858
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ][ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.75%
14.		TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D. Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)

This statement is being filed by: (i) Levin Capital Trilogy Master Fund, Ltd., a Cayman Islands exempt company (“Trilogy”), (ii) Levcap Alternative Fund, L.P., a Delaware limited partnership (“Levcap”), (iii) Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”); (iv) LCS, LLC, a Delaware limited liability company (“LCSL”); (v) LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”); and (vi) John A. Levin, a U.S. citizen (“Levin” and, together with Trilogy, Levcap, LCS, LCSL and LCSEP, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Appendix A annexed hereto (“Appendix A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Trilogy. Trilogy does not have any executive officers.

(b)	The address of each Reporting Person’s principal office is 595 Madison Avenue, 17th Floor, New York, NY 10022.

(c)

The principal business of Trilogy and Levcap is investing in securities. The principal business of LCS is acting as the investment advisor to Trilogy, Levcap and certain managed accounts and as a sub-investment advisor to certain other investment companies, as further described in Item 5. The principal business of LCSL is acting as the general partner to Trilogy. The principal business of LCSEP is acting as the general partner to Levcap. The principal business of Levin is acting as the Managing Member and Chief Executive Officer of LCS and the managing member of each of LCSL and LCSEP.

(d)	During the last five years, no Reporting Person, nor any person listed on Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person, nor any person listed on Appendix A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Except as set forth on Appendix A, Levin and each person listed on Appendix A is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The purchases of the shares of Common Stock reported herein were made using the general investment funds of the Reporting Persons. The amount of funds used for all purchases of Common Stock of the Issuer by the Reporting Persons covered by this report was an aggregate of $73,041,522.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On February 23, 2016, the Reporting Persons and the Issuer entered into a settlement agreement (the “Agreement”), pursuant to which the Issuer agreed, among other things, to add Robert Savage (the “New Director”) as an independent member to the board of directors of the Issuer (the “Board”) effective immediately following the filing of the Issuer’s Annual Report on Form 10-K. The New Director will serve as a Class III Director with a term expiring at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”).

The Agreement provides that, during the Standstill Period (as defined below), if the New Director (or any replacement director) is unable or unwilling to serve, resigns or is removed as a director prior to the 2017 Annual Meeting and at such time the Reporting Persons beneficially own in the aggregate at least three percent (3.0%) of the Issuer’s then outstanding common stock, the Reporting Persons will have the ability to recommend a substitute director for the New Director who qualifies as “independent” pursuant to the Securities and Exchange Commission and New York Stock Exchange listing standards. The Issuer also agreed not to increase the size of the Board beyond seven (7) members through the Standstill Period (as defined below) without the consent of the New Director.

The Reporting Persons have agreed, from the date of the Agreement until the date that is thirty (30) calendar days prior to the deadline for the submission of stockholder nominations for the 2017 Annual Meeting (such period, the “Standstill Period”), to abide by certain “standstill provisions” including, among other things, acquiring greater than 9.8% of the Issuer’s outstanding common stock and participating in future proxy contests.

In addition, throughout the Standstill Period, the Reporting Persons have agreed to vote in favor of each director nominated by the Board for election to the Board and each other matter presented to stockholders in accordance with the Board’s recommendations, except that the Reporting Persons may vote in accordance with the recommendations of Institutional Shareholders Services (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) if the recommendation of ISS or Glass Lewis differs from the Board with respect to any matter (other than the election of directors).

The following description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a)     As of the close of business on February 24, 2016, Trilogy beneficially owned 714,952 shares of Common Stock (of which 82,114,218 shares are currently issued and outstanding, according to information provided by the Issuer), constituting less than 1.0% of the issued and outstanding shares of Common Stock. As of the close of business on February 24, 2016, Levcap beneficially owned 64,433 shares of Common Stock, constituting less than 1.0% of the issued and outstanding shares of Common Stock. As the general partner of Trilogy, LCSL may be deemed to beneficially own the 714,952 shares of Common Stock owned by Trilogy. As the general partner of Levcap, LCSEP may be deemed to beneficially own the 64,433 shares of Common Stock owned by Levcap.

As of the close of business on February 24, 2016, LCS may be deemed to beneficially own 3,666,735 shares of Common Stock, constituting approximately 4.5% of the issued and outstanding shares of Common Stock, which includes: (i) 714,952 shares of Common Stock beneficially owned by Trilogy, by virtue of serving as Trilogy’s investment advisor, (ii) 64,433 shares of Common Stock beneficially owned by Levcap, by virtue of serving as Levcap’s investment advisor, (iii) 584, 304 shares of Common Stock as a result of acting as sub-investment advisor to certain investment companies, as further described in clause (d) below, and (iv) 2,303,046 shares held in managed accounts for whom LCS acts as investment manager.

As of the close of business on February 24, 2016, Levin may be deemed to beneficially own 4,717,858 shares of Common Stock, constituting approximately 5.75% of the issued and outstanding shares of Common Stock, which includes: (i) 3,666,735 shares of Common Stock that may be deemed to be beneficially owned by LCS, by virtue of serving as the Managing Member and Chief Executive Officer of LCS and the managing member of each of LCSL and LCSEP, (ii) 235,324 shares of Common Stock which are held in trust accounts for the benefit of his wife and children of which he controls, and (iii) 815,799 shares of Common Stock which are held in managed accounts owned by various family members of Levin, of which he has shared voting and dispositive power over.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

(b)     Trilogy, LCSL, LCS and Levin may be deemed to have shared voting and dispositive power over the 714,952 shares of Common Stock Trilogy beneficially owns. Levcap, LCSEP, LCS, Levin and the portfolio manager of Levcap, may be deemed to have shared voting and dispositive power over the 64,433 shares of Common Stock Levcap beneficially owns.

LCS and Levin has shared voting power over an additional 2,499,454 shares and shared dispositive power over an additional 2,887,350 shares of Common Stock that LCS may be deemed to beneficially own. Voting power is shared with the applicable investment advisory client or the primary advisor over the funds. LCS votes the shares of Common Stock of the Issuer beneficially owned by it based upon internal procedures, however the applicable client or the primary advisor on an account can instruct LCS to vote any proxy upon request and overrule LCS.

Levin has sole voting and dispositive power over an additional 235,324 shares of Common Stock held in trust accounts for the benefit of his wife and children of which he controls and shared voting and dispositive power over the 815,799 shares of Common Stock held in managed accounts held by various family members. Voting and dispositive power over the 815,799 shares of Common Stock held in managed accounts held by various family members is shared with such family members.

(c)     During the past sixty days, the Reporting Persons have made the purchases and sales of the Common Stock of the Issuer described on Appendix B hereto.

(d)     Neuberger Berman Absolute Return Multi-Manager Fund, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 518,072 shares. Neuberger Berman Absolute Return Multi Manager UCITS Fund, an Irish registered Undertakings for Collective Investment in Transferable Securities investment company, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 61,459 shares. Neuberger Berman AMT Absolute Return Multi-Manager Portfolio, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 4,773 shares. Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 2,303,046 shares. Levin has investment discretion and voting authority over certain Levin family related accounts, and these accounts have the right to receive dividends from and the proceeds from the sale of 1,051,123 shares.

(e)     Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

LCS has entered into swap contracts with an affiliate of JP Morgan with respect to 89,200 shares of the Common Stock and swap contracts with an affiliate of Morgan Stanley with respect to 6,466 shares of the Common Stock. Under the terms of the swap contracts, LCS is only permitted to sell the shares back, at LCS’s option at any time, to the swap counterparty at prevailing market prices. LCS is not otherwise permitted to vote or purchase/sell the underlying shares.

On February 23, 2016, the Reporting Persons and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 25, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Appendix A is a party to any contract, agreement or understanding required to be disclosed herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

99.1	Settlement Agreement, dated as of February 23, 2016, by and among the Reporting Persons and the Issuer.

99.2	Joint Filing Agreement, dated as of February 25, 2016, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2016

Levin Capital Trilogy Master Fund, Ltd.

By: LCS, LLC, its General Partner

By: /s/ John A. Levin
John A. Levin
Managing Member

Levcap Alternative Fund, L.P.

By: LCS Event Partners, LLC, its General Partner

By: /s/ John A. Levin
John A. Levin
Managing Member

Levin Capital Strategies, L.P.

By: /s/ John A. Levin
John A. Levin
Managing Member and Chief Executive Officer

LCS Event Partners, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin

Appendix A

Directors of Levin Capital Trilogy Master Fund, Ltd.

Name and Position	Present Principal Occupation	Business Address
John Mackin, Director	Levin Capital Strategies, L.P.	595 Madison Avenue, 17th Floor New York, NY 10022
Lisa Alexander, Director	Attorney at 19 Degrees North Fund Services, Ltd.	Regatta Office Park, Windward 1 Suite 110, PO Box 31527 Grand Cayman, KY1-1207 Cayman Islands
Scott P. Lennon, Director	Attorney at 19 Degrees North Fund Services, Ltd.	Regatta Office Park, Windward 1 Suite 110, PO Box 31527 Grand Cayman, KY1-1207 Cayman Islands

Exceptions to Item 2(f) of the Schedule 13D
Lisa Alexander and Scott P. Lennon are citizens of Canada.

Appendix B
Transactions in the Shares During the Past Sixty Days

	Buy or		Price Per Share
Date		Quantity	(before	Reporting Person
	Sell		commission)

12/24/2015	B	64,445	10.1615	Levin Capital Strategies, L.P.

12/28/2015	S	90,615	9.9185	Levin Capital Strategies, L.P.

12/28/2015	B	409	9.8822	Levin Capital Strategies, L.P.

12/29/2015	S	49,145	9.8826	Levin Capital Strategies, L.P.

12/30/2015	S	4,810	9.92	Levin Capital Strategies, L.P.

12/30/2015	S	4,747	9.8626	Levin Capital Strategies, L.P.

12/30/2015	S	28	9.8629	Levin Capital Strategies, L.P.

12/30/2015	S	120	9.9199	Levin Capital Strategies, L.P.

12/30/2015	S	131	9.9201	Levin Capital Strategies, L.P.

12/30/2015	S	65,000	9.9114	Levin Capital Trilogy Master Fund, Ltd.

12/30/2015	S	14,905	9.8626	Levin Capital Strategies, L.P.

12/31/2015	S	30,000	9.9532	Levin Capital Strategies, L.P.

12/31/2015	S	3,865	9.8584	Levin Capital Strategies, L.P.

1/4/2016	S	53,666	9.966	Levin Capital Strategies, L.P.

1/7/2016	B	20,000	9.4694	Levin Capital Trilogy Master Fund, Ltd.

1/7/2016	B	6,446	9.4694	Levcap Alternative Fund, L.P.

1/7/2016	B	13,554	9.4694	Levin Capital Strategies, L.P.

1/7/2016	B	17,000	9.4779	John Levin

1/8/2016	S	4,570	9.4913	John Levin

1/8/2016	B	143,000	9.5283	John Levin

1/12/2016	B	15,000	9.1967	Levin Capital Trilogy Master Fund, Ltd.

1/14/2016	B	15,000	8.8492	Levin Capital Trilogy Master Fund, Ltd.

1/27/2016	S	22,385	9.0	Levcap Alternative Fund, L.P.

1/27/2016	S	13,688*	9.0	Levcap Alternative Fund, L.P.

1/27/2016	S	24,377	9.0	Levin Capital Trilogy Master Fund, Ltd.

1/27/2016	S	1,991	9.0	Levcap Alternative Fund, L.P.

2/2/2016	S	6,466*	9.1082	Levin Capital Strategies, L.P.

2/2/2016	B	6,466*	9.1089	Levin Capital Strategies, L.P.

2/2/2016	S	5,000	9.1523	Levin Capital Trilogy Master Fund, Ltd.

2/9/2016	S	12,500	9.0144	Levcap Alternative Fund, L.P.

* Represents a swap contract